Mail Stop 3-8

      				        June 23, 2005



By Facsimile and U.S. Mail

Ms. Betsy Henley-Cohn
Chairwoman of the Board and
   Chief Executive Officer
BIW Limited
230 Beaver Street
Ansonia, CT 06401

      Re:      BIW Limited
      	Form 10-K for the Year Ended
      	December 31, 2004
      	Filed March 31, 2005
                	File No.  1-31374

Dear Ms. Henley-Cohn:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Part IV, page 7
Item 15. Exhibits and Financial Statement Schedule, page 7
1. Please advise or include in future filings a reconciliation of sales refund allowances. See Rule 12-09 of Regulation S-X. In your response, please show us what your revised schedule will look like.

Exhibit 13
2004 Annual Report, BIW Limited
Financial Highlights, page 1
2. Include a brief description of issues, or cross reference to other disclosures in your filing, that materially impact the comparability of the information presented in your selected financial data, as required by Item 301(b)2 of Regulation S-K. Your description or references to other disclosures should quantify the effects of:
* non-recurring approved rate cases on regulated revenues;
* the costs associated with the relocation of the Eastern Division office and staff reorganizations;
* the non-recurring, unexpected water purchase costs in the Eastern
Division;
* the pre and post acquisition impact Eastern Connecticut Regional Water Company, Inc. has had on regulated and non-regulated revenues, operating expenses, total assets, short and long-term debt and interest expense; and
* the issuance of $9 million in First Mortgage Bonds at a significantly reduced interest rate and the related savings on interest expense.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 6
Off-Balance Sheet Arrangements and Contractual Obligations, page
12
3. Please disclose scheduled interest payments for long-term obligations in your table of contractual obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include the appropriate disclosure in a footnote to the table. Please show us what your revised disclosures will look like. See the instructions to Item 303(a) of Regulation S-K.


Notes to Consolidated Financial Statements, page 18
Note 1 Accounting Policies, page 18
Utility Plant, page 18

4. We note you are required to receive approval from the Connecticut
Department of Public Health before you may abandon or dispose of land holdings associated with a source of water supply. Please tell us if you have a legal obligation, as described in SFAS No. 143, to incur retirement costs for your water supply sources. If so, tell us if you can reasonably estimate the fair value for asset retirement obligations, the amounts you have recorded and if you recorded the initial application of the Statement as a change in accounting principle in accordance with paragraph 20 of APB No. 20. Also, tell us if you recognized a regulatory asset or liability for the timing differences between the recognition of asset retirement obligation period costs for financial reporting purposes and for ratemaking purposes. See paragraph 20 of SFAS No. 143. If you can not reasonably estimate the fair value of retirement liabilities for asset retirement obligations please include in your response a description of the reasons precluding you from recording these estimates and when you estimate you will incur asset retirement obligations.

Depreciation, page 18
5. Please disclose your depreciation policy for non-regulated property, plant and equipment. Include in your response why H20 Services did not record any depreciation expense in the three fiscal years ended December 31, 2004 as disclosed in your segment disclosures on page 30.

Revenue Recognition, page 19
6. Expand the H20 non-regulated revenue recognition policy to discuss contract operations, maintenance services, water testing services, billing services and other products or services this segment may offer. Tell us how you bill and recognize revenue for contracted services, unplanned additional services and how you estimate the fair value of these services. Include accounting pronouncements as applicable. In your response please show us what your revised disclosures will look like.

Note 2 Acquisition, page 20
7. We note your purchase price allocation does not identify any acquired intangible assets or assign excess cost over the amounts assigned to acquired assets and assumed liabilities as goodwill. Tell us your basis for allocating the cost of the acquired entity based on its estimated fair value on the date of acquisition as described in paragraphs 36 - 46 of SFAS No. 141. In your response include the assumptions, independent appraisals or other relevant information used to estimate fair value.

Note 3 Utility Plant, page 21
8. Please advise or revise your future interim and annual filings to disclose regulated and non-regulated property, plant and equipment, depreciation expense and accumulated depreciation balances separately as of your balance sheet dates. In your response, please show us what your revised disclosure will look like.

Note 12 Employee Benefits, page 25
9. Please tell us why the assumed discount rate of 8% is a representative assumption for use in the measurement of your benefit obligations and net periodic pension cost for the prior three fiscal
years. In selecting the discount rate it is generally a best practice approach to look to available information in current prices of annuity contracts that can be used to effect settlement of your obligation or look to annuity rates published by the Pension Benefit
Guaranty Corporation ("PBGC"). The interest rate the PBGC will charge on employer liability during the calendar quarter beginning January 1 and ending March 31, 2005, is 5.25%. See paragraphs 43
-
48 of SFAS No. 87.

Note 18 Segment Information, page 30
10. Please advise or revise your segment disclosures to include interest expense, amortization of deferred income on land dispositions and total expenditures for additions to long-lived assets and deferred tax assets for each reportable segment. See paragraphs 27.e., f. and 28.b. of SFAS No. 131.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian V. McAllister at (202) 551-3341 or, in his absence to the undersigned at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Ms. Henley-Cohn
BIW Limited
June 23, 2005
Page 1